SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)
   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
       (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 7)

                           The Princeton Review, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   742352 10 7
                                 (CUSIP Number)

                                December 31, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |_|   Rule 13d-1(c)
      |X|   Rule 13d-1(d)

CUSIP No. 742352 10 7             SCHEDULE 13G                 Page 2 of 5 Pages

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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      John S. Katzman
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) |_|
                                                                         (b) |_|

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               5.    SOLE VOTING POWER

                     8,346,625*
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            8,346,625*
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,346,625*
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|
      (SEE INSTRUCTIONS)

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      24.8%
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12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
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* Includes 102,160 shares of Common Stock held by Mr. Katzman's spouse. Also includes 717 shares held by Katzman Management, Inc., 658,848 shares held by Katzman Business Holdings, L.P and 1,500,000 shares held by JSK Business Holdings, LP. Mr. Katzman disclaims ownership of shares not held in his name except to the extent of his pecuniary interest therein.

CUSIP No. 742352 10 7             SCHEDULE 13G                 Page 3 of 5 Pages

This Amendment No. 7 to Schedule 13G, relating to the common stock, par value $.01 per share (the "Common Stock"), issued by The Princeton Review, Inc., a Delaware corporation (the "Issuer"), is being filed by and on behalf of John S. Katzman ("Katzman").

Item 1(a).  Name of Issuer:

            The Princeton Review, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            2315 Broadway
            New York, NY  10024

Item 2(a).  Name of Person Filing:

            John S. Katzman

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            320 Central Park West, 19B
            New York, NY 10025

Item 2(c).  Citizenship:

            Katzman is a citizen of the United States.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 per share

Item 2(e).  CUSIP Number:

            742352 10 7

Item 3.     If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

         (a)   |_|      Broker or dealer registered under Section 15 of the
                        Exchange Act.
         (b)   |_|      Bank as defined in Section 3(a)(6) of the Exchange Act.
         (c)   |_|      Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act.
         (d)   |_|      Investment company as defined in Section 8 of the
                        Investment Company Act.
         (e)   |_|      An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E).
         (f)   |_|      An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F).
         (g)   |_|      A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G).
         (h)   |_|      A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.
         (i)   |_|      A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the
                        Investment Company Act.
         (j)   |_|      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                        N/A

CUSIP No. 742352 10 7             SCHEDULE 13G                 Page 4 of 5 Pages

Item 4.     Ownership:

      (a)   Amount beneficially owned: 8,346,625*

      (b)   Percent of class: 24.8*%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote: 8,346,625*

            (ii)  Shared power to vote or to direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition of:
                  8,346,625*

            (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following |_|.

            N/A

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

            N/A

Item 8.     Identification and Classification of Members of the Group:

            N/A

Item 9.     Notice of Dissolution of Group:

            N/A

Item 10.    Certifications:

            N/A

CUSIP No. 742352 10 7             SCHEDULE 13G                 Page 5 of 5 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 25, 2009                             /s/ John S. Katzman
                                                     ----------------------
                                                         John S. Katzman